                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     UNITED BANCORPORATION OF ALABAMA, INC.
                       (Name of Subject Company (Issuer))

                     UNITED BANCORPORATION OF ALABAMA, INC.
                       (Name of Filing Person, the Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                       N/A
                                       ---
                      (CUSIP Number of Class of Securities)

                              Robert R. Jones, III
                      President and Chief Executive Officer
                     United Bancorporation of Alabama, Inc.
                                Post Office Box 8
                              Atmore, Alabama 36504
                                 (251) 368-2525
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:
                             James Dale Smith, Esq.
                              Armbrecht Jackson LLP
                               Post Office Box 290
                              Mobile, Alabama 36601
                                 (251) 405-1300

                            CALCULATION OF FILING FEE

          Transaction Value*                   Amount of Filing Fee
          ------------------                   --------------------
               $999,750                               $91.98

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 32,250 shares of Common Stock of United Bancorporation of Alabama, Inc. at the tender offer purchase price of $31.00 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

        Amount Previously Paid: N/A             Form or Registration Number: N/A
        Filing Party: N/A                       Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of United Bancorporation of Alabama, Inc., a Delaware corporation, to purchase up to 32,250 shares of its Class A Common Stock, $0.01 par value per share. United Bancorporation of Alabama, Inc. is offering to purchase these shares at a price of $31.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information under the heading Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

The name of the subject company is United Bancorporation of Alabama, Inc. The address and telephone number of its principal executive offices are: 200 East Nashville Avenue, Atmore, Alabama 36502; (251) 368-2525.

The subject securities are Class A Common Stock, $0.01 par value, of United Bancorporation of Alabama, Inc. The number of shares of the subject securities outstanding as of March 29, 2002, is 1,098,352.

Information about the trading market and price of the subject securities under "Section 7. Shares, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Information about the terms of the transaction under "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedure for Tendering Shares," "Section 4. Purchase of Shares and Payment of the Purchase Price; Acceptance," "Section 5. Withdrawal Rights," "Section 6. Material Federal Income Tax Consequences," "Section 10. Effect of Offer on Market for Shares; Registration under the 1934 Act," "Section 12. Certain Conditions of this Offer," "Section 13. Cancellation, Extension, Termination and Amendment," "Section 14. Fees and Expenses" and "Section 15. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) The subject company will purchase shares of the subject securities validly tendered and not withdrawn by its stockholders, including stockholders who may be officers, directors or affiliates of the subject company, on the terms and subject to the conditions contained in the Offer to Purchase and the related Letter of Transmittal.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information under "Section 8. Information About Us" and "Section 9. Information about our Directors, Executive Officers and Major Stockholders" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information about the purpose of the transaction under "Section 2. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

The information about plans or proposals under "Section 8. Information About Us" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information under "Section 15. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. None of the funds are expected to be borrowed.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information under "Section 9. Information about our Directors, Executive Officers and Major Stockholders" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information under "Section 14. Fees and Expenses" and "Section 16. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under
Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR. The information under "Section 8. Information About Us" of the Offer to Purchase is incorporated herein by reference as to how financial disclosure documents can be obtained.

ITEM 11. ADDITIONAL INFORMATION.

The information under "Section 9. Information about our Directors, Executive Officers and Major Stockholders" and "Section 11. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (a)(1) The information under "Section 9. Information about our Directors, Executive Officers and Major Stockholders" of the Offer to Purchase is incorporated herein by reference.

         (a)(2)   None.

         (a)(3)   Not applicable.

         (a)(4)   Not applicable.

         (a)(5)   None.

         (b)      None.

ITEM 12. EXHIBITS.

The following exhibits are submitted herewith:

         (a):     (a)(1) Form of Offer to Purchase dated April 12, 2002

                  (a)(2)(A) Form of Letter of Transmittal with Substitute Form
                  W-9

                  (a)(2)(B) Form of Letter to Stockholders dated April 12, 2002 from the President and Chief Executive Officer of United Bancorporation of Alabama, Inc.

                  (a)(3) Not Applicable

                  (a)(4) Not Applicable

         (b)      None

         (c)      None

         (d)(1) 1998 Stock Option Plan of United Bancorporation of Alabama, Inc. (incorporated by reference herein from Exhibit 10.3 to United Bancorporation of Alabama, Inc.'s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999).

         (d)(2) 1999 Employee Stock Purchase Plan of United Bancorporation of Alabama, Inc. (incorporated herein by reference from Appendix A to United Bancorporation of Alabama, Inc.'s definitive proxy statement dated April 10, 2000).

         (d)(3) Form of Employment Agreement between United Bank and Robert R. Jones, III (incorporated by reference herein from Exhibit 10.1 to United Bancorporation of Alabama, Inc.'s Annual Report on Form 10-K405 for the fiscal year ended December 31, 1997).

         (d)(4) Supplemental Agreement between United Bank, United Bancorporation of Alabama, Inc. and Robert R. Jones, III (incorporated by reference herein from Exhibit 10.2 to United Bancorporation of Alabama, Inc.'s Annual Report on Form 10-K405 for the fiscal year ended December 31, 1998).

         (d)(5) Supplemental Compensation and Amendment Agreement between United Bank and Robert R. Jones, III (incorporated by reference herein from Exhibit 10.5 to United Bancorporation of Alabama, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

         (e)-(h)  None or not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2002

                                       UNITED BANCORPORATION OF ALABAMA, INC.

                                       By: /s/ Robert R. Jones, III
                                          --------------------------------------
                                          Robert R. Jones, III
                                          President and Chief Executive Officer

                                INDEX TO EXHIBITS

        EXHIBIT
        NUMBER                          DESCRIPTION
        -------                         -----------
         (a):     (a)(1) Form of Offer to Purchase dated April 12, 2002

                  (a)(2)(A) Form of Letter of Transmittal with Substitute Form
                  W-9

                  (a)(2)(B) Form of Letter to Stockholders dated April 12, 2002 from the President and Chief Executive Officer of United
                  Bancorporation of Alabama, Inc.

                  (a)(3) Not Applicable

                  (a)(4) Not Applicable

         (b)      None

         (c)      None

         (d)(1)   1998 Stock Option Plan of United Bancorporation of Alabama,
                  Inc. (incorporated by reference herein from Exhibit 10.3 to United Bancorporation of Alabama, Inc.'s Quarterly Report on
                  Form 10-Q for the Quarter Ended March 31, 1999).

         (d)(2)   1999 Employee Stock Purchase Plan of United Bancorporation of
                  Alabama, Inc. (incorporated herein by reference from Appendix
                  A to United Bancorporation of Alabama, Inc.'s definitive proxy statement dated April 10, 2000).

         (d)(3)   Form of Employment Agreement between United Bank and Robert R.
                  Jones, III (incorporated by reference herein from Exhibit 10.1 to United Bancorporation of Alabama, Inc.'s Annual Report on
                  Form 10-K405 for the fiscal year ended December 31, 1997).

         (d)(4)   Supplemental Agreement between United Bank, United
                  Bancorporation of Alabama, Inc. and Robert R. Jones, III
                  (incorporated by reference herein from Exhibit 10.2 to United
                  Bancorporation of Alabama, Inc.'s Annual Report on Form
                  10-K405 for the fiscal year ended December 31, 1998).

         (d)(5)   Supplemental Compensation and Amendment Agreement between
                  United Bank and Robert R. Jones, III (incorporated by reference herein from Exhibit 10.5 to United Bancorporation of Alabama, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

         (e)-(h)  None or not applicable